September 29, 2010

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Andres Cordero Gimenez
General Director and Chief Executive Officer
MetroGas S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina

> **Re: MetroGas S.A.**
> **Form 20-F, for the Fiscal Year Ended December 31, 2009**
> **Filed July 14, 2010**
> **Filing No. 001-13442**

Dear Mr. Gimenez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F, for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1.   Where a comment below requests additional disclosures to be included, please show us in your response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

2.   In future filing, please number all of the pages in each filing for easy reference, including each page of the financial statements.

<u>Item 5. Operating and Financial Review and Prospects</u>

A. <u>Liquidity and Capital Resources</u>

3.   Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. When more than one factor impacts the comparability of operating cash flows between comparative periods, please quantify each of the factors. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

<u>4. Critical Accounting Policies and Estimates</u>

<u>2. Impairment of long-lived assets</u>

4.   We note your disclosure, "[t]he carrying value of our long-lived assets is considered impaired when the expected undiscounted cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. No impairment losses have been recognized for any of the periods presented." Based on various disclosures throughout the filing, we note the following matters which raise concern as to whether a potential impairment of your long-lived assets may exist under US GAAP:

-   For the fiscal year 2009 compared to fiscal year 2008 (ending December 31st), your operating income decreased approximately 19.7%. For the fiscal year 2008 compared to fiscal year 2007 (ending December 31st), your operating income decreased approximately 4.5%.

-   Refer to your disclosure on page F-8 where you state, "[N]otably and despite the Company's ongoing effort to renegotiate, MetroGAS' distribution tariff has not been adjusted <u>in over ten years</u> in a way that corresponds to its distribution margin." Further, we note that you had not recorded the effects of the Transition Agreement as of December 31, 2009 because of difficulties you disclose with ENARGAS; the Natural Gas Regulatory Board.

    In light of the aforementioned considerations, summarize for us the results of your most recent impairment test pursuant to the guidance in ASC Topic 360-10. Please revise your future disclosure to provide an expanded discussion of your material assumptions with an analysis of how actual results have compared to your prior projections and how any differences were considered in your most recent analysis.

<u>Item 15. Controls and Procedures</u>

3. Controls and Procedures

    1.   Disclosure Controls and Procedures

5.   We note your disclosure controls and procedures conclusion is "as of December 31, 2009," rather than "as of the end of the period covered by the report." Please confirm for us and disclose in future filings the conclusion by your officers was as of the end of the period covered by the report.

6.   You state that your management including your Chief Executive Officer and Chief Financial Officer evaluated your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act with the time period required. Please also state whether these same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Consolidated Financial Statements

3. Exhibits

Exhibits 12.1 and 12.2 – Section 302 Certifications

7.   Refer to your 302 certifications regarding changes to your internal control over financial reporting. You disclose in paragraph 4(d) your reference to "the period covered by the annual report" rather than the required disclosure of "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report.)" Please confirm in your response that for each 302 certification signed by your Chief Executive Officer and Chief Financial Officer the annual report disclosed any change in the Company's internal controls over financial reporting that occurred during the Company's fourth fiscal quarter in fiscal 2009 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting, and in future filings, you will revise paragraph 4(d) to comply with Item 601(31) of Regulation S-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Robert Babula, Staff Accountant, at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief